      =====================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------
                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            ------------------------
                           MICROSTRATEGY INCORPORATED

                               (Name of Applicant)

                            1861 International Drive
                                McLean, VA 22102

                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


                         Title of Class                     Amount
                         --------------                     ------

                  7 1/2% Series A Unsecured Notes           $80,500,000 (subject to adjustment,
                                                                    as described in the Indenture)

                    -----------------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after this
                                Application for Qualification becomes effective.

                             -----------------------

                              Mr. Michael J. Saylor
                             Chief Executive Officer
                           MicroStrategy Incorporated
                            1861 International Drive
                                McLean, VA 22102

                     (Name and Address of Agent for Service)

                                 With a copy to:

                              Thomas S. Ward, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109



         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20/th/ day after the filing of a further amendment which specifically states that it shall supercede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

Item 1.      General information

             (a)  MicroStrategy Incorporated (the "Applicant") is a corporation.

             (b) The Applicant is organized under the laws of the State of Delaware.

Item 2.      Securities Act exemption applicable

             The Applicant relies upon Section 3(a)(10) of the Securities Act of 1933, as amended (the "Act"), as the basis for its claim that registration of the indenture securities under the Act is not required.

             From March through May 2000, twenty-five class action complaints were filed in federal courts in various jurisdictions alleging that the Applicant and certain of the Applicant's officers and directors violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), Rule 10b-5 promulgated thereunder, and Section 20(a) and Section 20A of the Exchange Act. The Applicant's outside auditor, PricewaterhouseCoopers LLP, was also named in two of the suits. The complaints contained varying allegations, including that the Applicant made materially false and misleading statements with respect to its 1999, 1998 and 1997 financial results in its filings with the Securities and Exchange Commission ("SEC"), analysts' reports, press releases and media reports. In June 2000, these putative class action lawsuits were consolidated in the United States District Court for the Eastern District of Virginia. On July 7, 2000, the lead plaintiffs filed an amended class action complaint naming us, certain of our officers and directors, and PricewaterhouseCoopers LLP as defendants. The amended class action complaint alleges claims under Section 10(b), Section 20(a) and Section 20A of the Exchange Act. The amended class action complaint does not specify the amount of damages sought.

             On October 23, 2000, the Applicant, its officers and directors named as defendants, and plaintiffs' counsel entered into a settlement agreement in the consolidated class action. Under the settlement agreement, class members will receive: (1) five-year unsecured subordinated promissory notes (the "Notes") issued by the Applicant having an aggregate principal amount of $80.5 million and bearing interest at 7.5% per year and which are convertible by the Applicant at any time prior to the expiration of the five-year term of the Notes into a number of shares of class A common stock equal to the principal amount of the Notes, including accrued but unpaid interest, being converted divided by 80% of the dollar volume-weighted average trading price of the class A common stock over a ten-day period preceding delivery of a conversion notice; (2) 2,777,778 shares of the Applicant's class A common stock; and (3) warrants to purchase 1.9 million shares of class A common stock at an exercise price of $40 per share, with the warrants expiring five years from the date they are issued.

             On January 19, 2001, the district court authorized notice of the proposed settlement to be sent to all putative class members. The notice informed class members of their rights including their rights to object to the proposed settlement and pursue their claims separately. A hearing took place on April 2, 2001 at which the district court approved the settlement, and the period from which an appeal could have been taken has expired. The settlement is subject to various closing conditions.

                                  AFFILIATIONS

Item 3.     Affiliates

         The following tables list each affiliate of the Applicant and set forth information as of September 30, 2001.


                                                                                  Percentage of
                          Class of Securities                                   Applicant's Voting
Name of Affiliate              Owned (2)              Number of Shares (3)     Securities Owned (2)
-----------------        -------------------          ----------------        ----------------------
Michael J. Saylor (1)    Class A and Class B       41,330,662                        72.4%
                         Common Stock

----------

     (1) Mr. Saylor's holdings of common stock consist of 38,181,556 shares of class B common stock held beneficially by Mr. Saylor as a result of his beneficial ownership in Alcantara LLC, 400,000 shares of class B common stock held in trust, 1,051,320 shares of class A common stock held beneficially by Mr. Saylor as a result of his beneficial ownership in Alcantara LLC, 1,385,186 shares of class A common stock held in his own name and 312,600 shares of class A common stock held beneficially by Mr. Saylor in a foundation.

(2) Each share of class A common stock entitles the holder thereof to one vote on all matters on which stockholders are entitled to vote. Each share of class B common stock entitles the holder thereof to ten votes on all matters on which stockholders are entitled to vote. Percentages of voting securities owned indicate the holder's percentage of the aggregate number of votes which the holders of all the outstanding voting securities of the Applicant are entitled to cast on matters on which stockholders are entitled to vote.

(3) The number of shares owned has been determined in accordance with Rule 13d-3 of the Exchange Act. The inclusion of any shares of common stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

                                                           Percentage of Subsidiary's Voting Securities
Name of Subsidiary                                   Owned or Controlled Directly or Indirectly by Applicant
------------------                                   -------------------------------------------------------
Aventine, Incorporated                                                      100%
MicroStrategy Capital Corporation                                           100%
MicroStrategy Management Corporation                                        100%
MicroStrategy Services Corporation                                          100%
MicroStrategy Australia Pty. Ltd. (1)                                       100%
MicroStrategy Benelux B.V. (2)                                              100%
MicroStrategy Brasil Ltda. (3)                                              100%
MicroStrategy Brasil Ltda. Sucursal Argentina (4)                           100%
MicroStrategy Canada Incorporated                                           100%
MicroStrategy Deutschland GmbH (5)                                          100%
MicroStrategy France SARL  (6)                                              100%
MicroStrategy-FSC, Inc.                                                     100%
MicroStrategy GmbH (7)                                                      100%
MicroStrategy Iberica S.A.U.  (8)                                           100%
MicroStrategy International Limited                                         100%
MicroStrategy International II Limited (9)                                  100%
MicroStrategy Italy S.r.l. (10)                                             100%
MicroStrategy Korea Co., Ltd. (11)                                          100%

MicroStrategy Limited (12)                                                 100%
MicroStrategy Mexico, S. de R.L. de C.V. (13)                              100%
MicroStrategy Schweiz AG (14)                                              100%
Strategy.com Incorporated                                                  100%
Strategy.com International Limited (15)                                    100%

----------

(1)   MicroStrategy Australia Pty. Ltd. is wholly-owned by MicroStrategy
      Limited.

(2)   MicroStrategy Benelux B.V. is wholly-owned by MicroStrategy Limited.

(3) MicroStrategy Benelux B.V. owns 99% and MicroStrategy Limited owns 1% of MicroStrategy Brasil Ltda.

(4) MicroStrategy Brasil Ltda. Sucursal Argentina is wholly-owned by MicroStrategy Brasil Ltda.

(5)   MicroStrategy Deutschland GmbH is wholly-owned by MicroStrategy Limited.

(6)   MicroStrategy France SARL is wholly-owned by MicroStrategy Limited.

(7)   MicroStrategy GmbH is wholly-owned by MicroStrategy Limited.

(8)   MicroStrategy Iberica S.A.U. is wholly-owned by MicroStrategy Limited.

(9) MicroStrategy International II Limited is wholly-owned by MicroStrategy International Limited.

(10) MicroStrategy Incorporated owns 99% and MicroStrategy Canada Incorporated owns 1% of MicroStrategy Italy S.r.l.

(11)  MicroStrategy Korea Co., Ltd. is wholly-owned by MicroStrategy Limited.

(12) MicroStrategy Limited is wholly-owned by MicroStrategy International II Limited.

(13) MicroStrategy Benelux B.V. owns 99% and MicroStrategy Incorporated owns 1% of MicroStrategy Mexico, S. de R.L. de C.V.

(14) MicroStrategy Limited owns 99% and a member of the board of directors of MicroStrategy Schweiz AG owns 1% of MicroStrategy Schweiz AG.

(15) Strategy.com International Limited is wholly-owned by Strategy.com Incorporated.

                             MANAGEMENT AND CONTROL

Item 4.    Directors and Executive Officers

        Name                       Office/Position Held
        ----                       --------------------
     Michael J. Saylor             Chairman and Chief Executive Officer
     Sanju K. Bansal               Vice Chairman, Executive Vice President, Chief Operating
                                   Officer and Secretary
     Jeffrey A. Bedell             Vice President, Technology and Chief Technology Officer
     Eric F. Brown                 President, Chief Financial Officer and Treasurer
     Jonathan F. Klein             Vice President, Law and General Counsel
     Dana M. Graham                Vice President, Marketing Communications
     Mark LaRow                    Vice President, MicroStrategy Applications
     Benjamin Li                   Vice President and Chief Technical Architect
     Art Locke                     Vice President, Finance and Worldwide Controller
     Paul Lumnitzer                Vice President, Contracts
     Mark S. Lynch                 Vice President, Business Affairs
     Ramkumar Ramachandran         Vice President, Engineering
     Eduardo S. Sanchez            Vice President, Worldwide Sales and Services
     Thomas J. Villani             Vice President, MSTR Applications

        The mailing address of each of the individuals named above in this Item 4 is: c/o MicroStrategy Incorporated, 1861 International Drive, McLean, VA 22102.

Item 5.    Principal Owners of Voting Securities

                            As of September 30, 2001

--------------------------------------------------------------------------------

Name and Complete       Title of Class         Amount       Percentage of Voting
Mailing Address (3)     Owned (4)              Owned (5)    Securities Owned (4)
--------------------------------------------------------------------------------

Michael J. Saylor (1)   Class A and Class B    41,330,662        72.4%
                        Common Stock

Sanju K. Bansal (2)     Class A and Class B     8,698,958        14.8%
                        Common Stock

--------------------
(1) Mr. Saylor's holdings of common stock consist of 38,181,556 shares of class B common stock held beneficially by Mr. Saylor as a result of his beneficial ownership in Alcantara LLC, 400,000 shares of class B common stock held in trust, 1,051,320 shares of class A common stock held beneficially by Mr. Saylor as a result of his beneficial ownership in Alcantara LLC, 1,385,186 shares of class A common stock held in his own name and 312,600 shares of class A common stock held beneficially by Mr. Saylor in a foundation.

(2) Mr. Bansal's holdings of common stock consist of 7,390,873 shares of class B common stock held beneficially by Mr. Bansal as a result of his beneficial ownership in Shangri-La LLC, 439,046 shares of class B common stock held in trust, 16,954 shares of class B common stock held in his own name, 19,000 shares of class A common stock held beneficially by Mr. Bansal as a result of his beneficial ownership in Shangri-La LLC, 500,000 shares of class A common stock held in trust, 275,085 shares of class A common stock held in his own name and 58,000 shares of class A common stock held beneficially by Mr. Bansal in a foundation.

(3) The mailing address for Messrs. Saylor and Bansal is c/o MicroStrategy Incorporated, 1861 International Drive, McLean, Virginia 22102.


(4) Each share of class A common stock entitles the holder thereof to one vote on all matters on which stockholders are entitled to vote. Each share of class B common stock entitles the holder thereof to ten votes on all matters on which stockholders are entitled to vote. Percentages of voting securities owned indicate the holder's percentage of the aggregate number of votes which the holders of all the outstanding voting securities of the Applicant are entitled to cast on matters on which stockholders are entitled to vote.

(5) The number of shares owned has been determined in accordance with Rule 13d-3 of the Exchange Act. The inclusion of any shares of common stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

                                  UNDERWRITERS

Item 6.   Underwriters

          (a) The following persons have acted as underwriters of the class A common stock of the Applicant within three years prior to the date of the filing of this application:

         Merrill Lynch, Pierce, Fenner & Smith Incorporated
         Hambrecht & Quist LLC (now known as J.P. Morgan H & Q)
         Friedman, Billings, Ramsey & Co., Inc.
         Barrington Research Associates, Inc.
         Dain Rauscher Wessels, a division of Dain Rauscher Incorporated First Albany Corporation
         Scott & Stringfellow, Inc.

         The mailing address for each of the underwriters named above in this
Item 6 is: c/o Merrill Lynch & Co., Re: MicroStrategy Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, North Tower, World Financial Center, New York, NY 10281-1209.

          (b)  None.


                               CAPITAL SECURITIES


Item 7.   Capitalization

          (a)                  As of September 30, 2001

--------------------------------------------------------------------------------------------------

                                                     Amount                    Amount
   Title of Class                                    Authorized                Outstanding
--------------------------------------------------------------------------------------------------
Class A Common Stock, $.001 par value per share         330,000,000            42,671,964(1)

Class B Common Stock, $.001 par value per share         165,000,000            49,421,262

Series A Convertible Preferred Stock, $.001 par              17,500                   650
value per share

Series B Convertible Preferred Stock, $.001 par               3,315                 3,312.5
value per share

Series C Convertible Preferred Stock, $.001 par               2,785                 2,782.5
value per share

Series D Convertible Preferred Stock, $.001 par     1,630             1,626.1
value per share

Series E Convertible Preferred Stock, $.001 par       630                   0
value per share

--------------------------------------------------------------------------------

(1) Warrants to purchase 78,334 and 50,000 shares of class A common stock at an exercise price of $11.75 per share and $14.825 per share, respectively, are currently outstanding and exercisable.

     (b) Each share of class A common stock entitles the holder thereof to one vote on all matters on which stockholders are entitled to vote. Each share of class B common stock entitles the holder thereof to ten votes on all matters on which stockholders are entitled to vote. Holders of the Applicant's preferred stock do not have voting rights, except with respect to amendments to the Applicant's charter which would alter the rights of such holders and with respect to certain issuances of additional shares of the Applicant's capital stock and as required under Delaware law.

                              INDENTURE SECURITIES

Item 8.  Analysis of Indenture Provisions

(A)  Events of Default; Withholding of Notice

     Under the terms of the Indenture among the Applicant and American Stock Transfer & Trust Company (the "Trustee") dated as of January 11, 2001 (the "Indenture"), an "Event of Default" will have occurred with respect to the Notes if: (a) the Applicant defaults in the payment of interest on any Note when the same becomes due and payable; (b) the Applicant defaults in the payment of the principal of any Note when the same becomes due and payable at maturity, upon redemption or mandatory conversion, or otherwise; (c) the Applicant fails to observe or perform certain covenants and agreements set forth in the Indenture relating to the conduct of the business and certain ongoing obligations under the Indenture; (d) the Applicant fails to observe or perform any other covenant or agreement contained in the Indenture or the Notes, required by it to be performed and the failure continues for a period of 60 days after notice from the Trustee to the Applicant or from the Holders of at least thirty-five percent (35%) in principal amount of the then outstanding Notes to the Applicant and the Trustee stating that such notice is a "Notice of Default"; (e) the Applicant, pursuant to or within the meaning of any bankruptcy law: (i) commences a voluntary case; (ii) consents to the entry of an order for relief against it in an involuntary case in which it is the debtor; (iii) consents to the appointment of a custodian of it or for all or substantially all of its property; (iv) makes a general assignment for the benefit of its creditors; or (v) generally is unable to pay its debts as the same become due; (f) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (i) is for relief against the Applicant in an involuntary case which order remains unstayed or unwithdrawn for 60 days; (ii) appoints a custodian of the Applicant or for all or substantially all of its property which order is not stayed or withdrawn within 60 days; and (iii) orders the liquidation of the Applicant, and the order or decree remains unstayed and in effect for 60 days; or (g) there exists under any Senior Debt (as defined in the Indenture), or any agreement pursuant to which any Senior Debt is issued, any default which (i) remains uncured after the expiration of any applicable notice or cure period and (ii) has caused such Senior Debt to become due and payable.

     If a Default (as defined in the Indenture) or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will mail to each person in whose name a Note is registered (each such person is a "Holder") a notice of the Default or Event of Default within 30 days after the Trustee becomes aware of such Default or Event of Default. Except in the case of a Default or Event of Default in payment of principal or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers (as defined in the Indenture) in good faith determines that withholding the notice is in the interests of Holders.

(B)  Authentication and Delivery of Notes; Application of Proceeds

     The Notes will be issued to the initial recipients specified in the Stipulation of Settlement in the form of certificated Notes in definitive, fully registered form without interest coupons in the form set forth in the Indenture. Each Note will be registered in the name of the appropriate initial recipient or its nominee, duly executed by the Applicant and authenticated by the manual or facsimile signature of an authorized officer of the Trustee.

     The aggregate principal amount of the Notes which may be authenticated and delivered under the Indenture is limited to Eighty Million Five Hundred Thousand Dollars and No Cents ($80,500,000.00), except that, pursuant to the Stipulation of Settlement, such amount may be increased, at the Applicant's option, to account for the issuance of Notes in lieu of fractional shares of class A common stock or warrants to purchase fractional shares of class A common stock, and except for replacement notes authenticated and delivered in exchange for, or in lieu of, other Notes previously authenticated and delivered under this Indenture. The Notes are being issued as part of the settlement of the consolidated class action lawsuit against the Applicant, and, therefore, there will be no proceeds to the Applicant from the issuance of the Notes.

(C) Release or Release and Substitution of any Property Subject to the Lien of the Indenture

     The Notes are unsecured, and, therefore, no property of the Applicant is subject to lien under the Indenture.

(D)  Satisfaction and Discharge of the Indenture

     The Applicant's obligations under the Indenture will cease (except that certain indemnification obligations to the Trustee under the Indenture will survive) when all outstanding authenticated and issued Notes have been delivered to the Trustee for cancellation and the Applicant has paid all sums payable thereunder. In the event that any payment made under the

Indenture is avoided under any bankruptcy or reorganization law following termination of the Indenture, the Indenture will be revived as if the challenged amount had never been paid.

(E) Evidence Required to be Furnished by the Obligor Upon the Indenture Securities to the Trustee as to Compliance With the Conditions and Covenants Provided for in the Indenture

     The Applicant will deliver to the Trustee, within 90 days after the end of each fiscal year of the Applicant, an Officers' Certificate stating that a review of the activities of the Applicant and its Subsidiaries (as defined in the Indenture) during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Applicant has kept, observed, performed and fulfilled its obligations under, and complied with the covenants and conditions contained in, the Indenture. The Officers' Certificate must also state, as to each officer signing the certificate, that to the best of his knowledge the Applicant has kept, observed, performed and fulfilled each and every covenant, and complied with the covenants and conditions contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default has occurred, describing all Defaults or Events of Default of which he may have knowledge) and that to the best of his knowledge no event has occurred and remains in existence by reason of which payments on account of the principal or of interest, if any, on the Notes are prohibited. One of the officers signing the Officers' Certificate must be either the Applicant's principal executive officer, principal financial officer or principal accounting officer. In addition, the Applicant will, so long as any of the Notes are outstanding, deliver to the Trustee upon becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default.

Item 9.     Other Obligors

            None.

Contents of Application for Qualification

     This application for qualification comprises:

(a)  Pages numbered 1 to 14, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

     Exhibit  T3A.1      Amended and Restated Certificate of Incorporation of
                         the Applicant (Filed as Exhibit 3.1 to the Applicant's
                         Registration Statement  on  Form  S-1 (Registration
                         No. 333-49899) and incorporated by reference herein).

    Exhibit T3A.2   Certificate of Amendment to the Amended and Restated
                    Certificate of Incorporation of the Applicant (Filed as Exhibit 3.2 to the Applicant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (File No.
                    000-24435) and incorporated by reference herein).

    Exhibit T3A.3   Certificate of Designations, Preferences and Rights of the
                    Series A Convertible Preferred Stock (Filed as Exhibit 3.1 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 19, 2000, and incorporated by reference herein).

    Exhibit T3A.4   Certificate of Designations, Preferences and Rights of the
                    Series B Convertible Preferred Stock (Filed as Exhibit 4.1 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 18, 2001, and incorporated by reference herein).

    Exhibit T3A.5   Certificate of Designations, Preferences and Rights of the
                    Series C Convertible Preferred Stock (Filed as Exhibit 4.2 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 18, 2001, and incorporated by reference herein).

    Exhibit T3A.6   Certificate of Designations, Preferences and Rights of the
                    Series D Convertible Preferred Stock (Filed as Exhibit 4.3 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 18, 2001, and incorporated by reference herein).

    Exhibit T3A.7   Certificate of Designations, Preferences and Rights of the
                    Series E Convertible Preferred Stock (Filed as Exhibit 4.4 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 18, 2001, and incorporated by reference herein).

    Exhibit T3B     Restated Bylaws of the Applicant (Filed as Exhibit 3.2 to
                    the Applicant's Registration Statement on Form S-1
                    (Registration No. 333-49899) and incorporated by reference herein).

    Exhibit T3C     Form of Indenture.

    Exhibit T3D.1   Stipulation of Settlement regarding the settlement of the
                    class action lawsuit, dated as of January 11, 2001, approved by the United States District Court for the Eastern District of Virginia (Filed as Exhibit 10.29 to the Applicant's
                    Annual Report on Form 10-K (File No. 000-24435) filed on
                    April 2, 2001 and incorporated by reference herein).

    Exhibit T3D.2   Final Judgment and Order of the United States District Court
                    for the Eastern District of Virginia, dated as of March 30, 2001.

    Exhibit T3D.3   Consent Order to Amend Final Judgment and Order of the
                    United States District Court for the Eastern District of Virginia, dated April 17, 2001.

     Exhibit T3E.1    Notice of Pendency of Class Action and Partial Settlement,
                      dated January 26, 2001.

     Exhibit T3E.2    Notice of Settlement of Class Action with Respect to
                      Remaining Defendant PricewaterhouseCoopers LLP, Hearing on Proposed Settlement and Attorney's Fee Petition and
                      Right to Share in Settlement Fund, dated June 1, 2001.

     Exhibit T3F      A cross reference sheet showing the location in the
                      Indenture of the provisions inserted therein pursuant to
                      Section 310 through 318(a), inclusive, of the Act.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, MicroStrategy Incorporated, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, County of Fairfax, Commonwealth of Virginia, on the 25th day of October, 2001.

                                         MICROSTRATEGY INCORPORATED

                                         By:   /s/ Eric F. Brown
                                            ------------------------------------
                                            Name:  Eric F. Brown
                                            Title: President and Chief Financial
                                                   Officer

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________

                                    FORM T-1

                   STATEMENT OF ELIGIBILITY AND QUALIFICATION
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                             ______________________

                     AMERICAN STOCK TRANSFER & TRUST COMPANY
               (Exact name of trustee as specified in its charter)


                      New York                             13-3439945
               (State of incorporation                 (I.R.S. employer
                if not a national bank)                identification No.)

                    59 Maiden Lane                          10038
                New York, New York                         (Zip Code)
               (Address of trustee's
                 principal executive offices)

                             _______________________

                           MICROSTRATEGY INCORPORATED.
               (Exact name of obligor as specified in its charter)

               Delaware                              51-0323571
               (State or other jurisdiction of       (I.R.S. employee
               incorporation or organization)        identification. No.)



               1861 International Drive              22102
               McLean, Virginia                      (Zip Code)
               (Address of principal executive
               offices)

               __________________________________________________

                        7 1/2 % Series A Unsecured Notes

                       (Title of the indenture Securities)


                                     GENERAL

     1.           General Information.
                  -------------------

                  Furnish the following information as to the trustee:

                  a. Name and address of each examining or supervising authority to which it is subject.

                           New York State Banking Department, Albany, New York

                  b. Whether it is authorized to exercise corporate trust powers.

                           The Trustee is authorized to exercise corporate trust powers.

     2.           Affiliations with Obligor and Underwriters.
                  -------------------------------------------

                  If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

                  None.

     3.           Voting Securities of the Trustee.
                  ---------------------------------

                  Furnish the following information as to each class of voting securities of the trustee:

                                                                      As of October 1, 2001

                  ---------------------------------------------------------------------------------------
                  COL. A                                               COL. B

                  ---------------------------------------------------------------------------------------
                  Title of Class                                       Amount Outstanding

                  ---------------------------------------------------------------------------------------
                  Common Shares - par value $600 per share.                 1,000 shares

     4.    Trusteeships under Other Indentures.
           ------------------------------------

           None.

     5.    Interlocking Directorates and Similar Relationships with the Obligor
           --------------------------------------------------------------------
           or Underwriters.
           ---------------

           None.

     6.    Voting Securities of the Trustee Owned by the Obligor or its
           ------------------------------------------------------------
           Officials.
           ---------

           None.

     7.    Voting Securities of the Trustee Owned by Underwriters or their
           ---------------------------------------------------------------
           Officials.
           ---------

           None.

     8.    Securities of the Obligor Owned or Held by the Trustee.
           -------------------------------------------------------

           None.

     9.    Securities of Underwriters Owned or Held by the Trustee.
           --------------------------------------------------------

           None.

     10.   Ownership or Holdings by the Trustee of Voting Securities of Certain
           --------------------------------------------------------------------
           Affiliates or Security Holders of the Obligor.
           ---------------------------------------------

           None.

     11.   Ownership or Holdings by the Trustee of any Securities of a Person
           ------------------------------------------------------------------
           Owning 50 Percent or More of the Voting Securities of the Obligor.
           -----------------------------------------------------------------

           None.

     12.   Indebtedness of the Obligor to the Trustee.
           -------------------------------------------

                  None.

     13.          Defaults by the Obligor.
                  -----------------------

                  None.

     14.          Affiliations with the Underwriters.
                  -----------------------------------

                  None.

     15.          Foreign Trustee.
                  ---------------

                  Not applicable.

     16.          List of Exhibits.
                  -----------------

         T-1.1- A copy of the Organization Certificate of American Stock Transfer & Trust Company, as amended to date including authority to commence business and exercise trust powers was filed in connection with the Registration Statement of Live Entertainment, Inc., File No. 33-54654, and is incorporated herein by reference.

         T-1.4- A copy of the By-Laws of American Stock Transfer & Trust Company, as amended to date was filed in connection with the Registration Statement of Live Entertainment, Inc., File No. 33-54654, and is incorporated herein by reference.

         T-1.6-            The consent of the Trustee required by Section
                           312(b) of the Trust Indenture Act of 1939. Exhibit A.

         T-1.7- A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority. - Exhibit B.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, American Stock Transfer & Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 25th day of October, 2001.

                                       AMERICAN STOCK TRANSFER & TRUST COMPANY
                                            Trustee

                                            By: /s/ Herbert Lemmer
                                               ------------------------
                                               Vice President

                                    EXHIBIT A
                                    ---------

Securities and Exchange Commission
Washington, DC  20549

Gentlemen:

Pursuant to the provisions of Section 321 (b) of the Trust Indenture Act of 1939, and subject to the limitations therein contained, American Stock Transfer & Trust Company hereby consents that reports of examinations of said corporation by Federal, State, Territorial or District authorities may be furnished by such authorities to you upon request therefor.

                                            Very truly yours,

                                            AMERICAN STOCK TRANSFER
                                             & TRUST COMPANY



                                            By   /s/ Herbert Lemmer
                                               ---------------------------------
                                                 Vice President

                                                                       EXHIBIT B

AMERICAN STOCK TRANSFER & TRUST COMPANY
59 Maiden Lane
New York, NY 10038

     Consolidated Report of Condition and Income for a Bank with Domestic Offices only and Total Assets of less than $100 Million Report at Close of Business on June 30, 2001

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet

                                                           Dollar Amounts in Thousands
--------------------------------------------------------------------------------------
ASSETS

     1.   Cash and balances due from depository institutions:
          a. Non-interest-bearing balances and currency and coin                   582
          b. Interest-bearing balances
     2.   Securities:
          a. Held-to-maturity securities (from Schedule RC-B, column A)
          b. Available-for-sale securities (from Schedule RC-B, column D)        7,477
     3.   Federal funds sold and securities purchased under agreements to resell
     4.   Loans and lease financing receivables.
     5.   Trading assets

     6.   Premises and fixed assets (including capitalized leases)               4,373
     7.   Other real estate owned (from Schedule RC-M)
     8.   Investments in unconsolidated subsidiaries and associated companies
          (from Schedule RC-M)
     9.   Customers' liability to this bank on acceptances outstanding
     10.  Intangible assets (from Schedule RC-M)

     11.  Other assets (from Schedule RC-F)                                      7,335
     12.  Total assets (sum of items 1 through 11)                              19,767

------------------------------------------------------------------------------------------------------------------------------------
Schedule RC - Continued

                                                                        Dollar Amounts in Thousands
LIABILITIES
13. Deposits.
14. Federal funds purchased and securities sold under agreements to  repurchase
15. Trading liabilities
16. Other borrowed money (includes mortgage indebtedness and  obligations under capitalized leases):
17. Not applicable
18. Bank's liability on acceptances executed and outstanding
19. Subordinated notes and debentures
20. Other liabilities (from Schedule RC-G)
21. Total liabilities (sum of items 13 through 20)                                            1,103
                                                                                              1,103

22.   Not applicable

EQUITY CAPITAL

23. Perpetual preferred stock and related surplus
24. Common stock                                                                                600
25. Surplus (exclude all surplus related to preferred stock)                                  9,289
26. Retained Earnings                                                                         8,775
27. Other equity capital components
28. Total equity capital (sum of items 23 through 27)                                        18,664
29. Total liabilities and equity capital (sum of items 21 and 28)                            19,767

                                  EXHIBIT INDEX

Exhibit Number      Description
--------------      -----------

Exhibit T3A.1       Amended and Restated Certificate of Incorporation of the
                    Applicant (Filed as Exhibit 3.1 to the Applicant's
                    Registration Statement on Form S-1 (Registration No.
                    333-49899) and incorporated by reference herein).

Exhibit T3A.2       Certificate of Amendment to the Amended and Restated
                    Certificate of Incorporation of the Applicant (Filed as Exhibit 3.2 to the Applicant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (File No.
                    000-24435) and incorporated by reference herein).

Exhibit T3A.3       Certificate of Designations, Preferences and Rights of the
                    Series A Convertible Preferred Stock (Filed as Exhibit 3.1 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 19, 2000, and incorporated by reference herein).

Exhibit T3A.4       Certificate of Designations, Preferences and Rights of the
                    Series B Convertible Preferred Stock (Filed as Exhibit 4.1 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 18, 2001, and incorporated by reference herein).

Exhibit T3A.5       Certificate of Designations, Preferences and Rights of the
                    Series C Convertible Preferred Stock (Filed as Exhibit 4.2 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 18, 2001, and incorporated by reference herein).

Exhibit T3A.6       Certificate of Designations, Preferences and Rights of the
                    Series D Convertible Preferred Stock (Filed as Exhibit 4.3 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 18, 2001, and incorporated by reference herein).

Exhibit T3A.7       Certificate of Designations, Preferences and Rights of the
                    Series E Convertible Preferred Stock (Filed as Exhibit 4.4 to the Applicant's Current Report on Form 8-K (File No.
                    000-24435) filed on June 18, 2001, and incorporated by reference herein).

Exhibit T3B         Restated Bylaws of the Applicant (Filed as Exhibit 3.2 to
                    the Applicant's Registration Statement on Form S-1
                    (Registration No. 333-49899) and incorporated by reference herein).

Exhibit T3C         Form of Indenture.

Exhibit T3D.1       Stipulation of Settlement regarding the settlement of
                    the class action lawsuit, dated as of January 11, 2001, approved by the United States District Court for the Eastern
                    District of Virginia (Filed as Exhibit 10.29 to the
                    Applicant's Annual Report on Form 10-K (File No. 000-24435) filed on April 2, 2001 and incorporated by reference herein).

Exhibit T3D.2       Final Judgment and Order of the United States District
                    Court for the Eastern District of Virginia, dated as of March 30, 2001.

Exhibit T3D.3       Consent Order to Amend Final Judgment and Order of the
                    United States District Court for the Eastern District of
                    Virginia, dated April 17, 2001.

Exhibit T3E.1       Notice of Pendency of Class Action and Partial
                    Settlement, dated January 26, 2001.

Exhibit T3E.2       Notice of Settlement of Class Action with Respect to
                    Remaining Defendant PricewaterhouseCoopers LLP, Hearing on
                    Proposed Settlement and Attorney's Fee Petition and Right to
                    Share in Settlement Fund, dated June 1, 2001.

Exhibit T3F         A cross reference sheet showing the location in the
                    Indenture of the provisions inserted therein pursuant to
                    Section 310 through 318(a), inclusive, of the Act.

                                        2